

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 9, 2008

Mr. Geoffrey A. Fox
Chief Executive Officer
Continan Communications, Inc.
18003 South Ward Gap Road
Prosser, Washington 99350

  Re: Continan Communications, Inc.
     Form 10-KSB for Fiscal Year Ended December 31, 2007
     Filed April 15, 2008
     File No. 0-49648

Dear Mr. Fox:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Controls and Procedures, page 26

Changes in Controls and Procedures, page 26

1. We note your disclosure stating, "There were no changes in the Company's disclosure controls and procedures, or in factors that could significantly affect those controls and procedures, since its most recent evaluation." Please revise

your disclosure to comply with Item 308(c) of Regulation S-B which requires that you disclose whether there were any changes in your internal control over financial reporting during the last fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please also address this issue in your subsequent interim reports on Form 10-Q.

Controls and Procedures, page 27

2. We note from your disclosure that you conducted an evaluation of the effectiveness of your internal control over financial reporting as of December 31, 2007. Please provide us with details about the reasons your conclusion of having a material weakness in your internal control over financial reporting had not precluded your conclusion regarding the effectiveness of your disclosure controls and procedures as of December 31, 2007. Please also address this issue for your subsequent interim reports on Form 10-Q as it relates to your evaluations conducted at March 31, 2008 and June 30, 2008, given continued existence of a material weakness.

Financial Statements

Audit Report, page 40

3. Please amend your filing to include an audit report that contains the city and state where the report was issued in accordance with Article 2-02 of Regulation S-X, by way of Note 2 to Item 310 of Regulation S-B.

Statements of Operations, page 43

4. Please explain why your Statement of Operations for the cumulative period from inception to December 31, 2007 does not include cumulative totals for your loss on derivative instruments and other income line items.

Statements of Stockholders' Equity, page 44

5. Please disclose the reasons you have labeled your columns of Additional Paid-In-Capital and Deficit Accumulated during the Development Stage as "Restated" in your statements of stockholders' equity; also quantify the changes in the line items affected by showing the original amounts, the adjustments, and the amounts as restated in a tabular format.

Statements of Cash Flows, page 47

6.   We note that the amount of net loss reported for the cumulative period from inception to December 31, 2007 does not agree to the corresponding amount in your statement of operations. Please resolve this inconsistency.

7.   Please explain why the amounts you report for loss on settlement of debt in 2006 and cumulative from inception to December 31, 2007 in cash used in operating activities do not agree to the corresponding amounts in your statements of operations.

Note 14- Subsequent Developments, page 65

8.   We note your disclosure indicating that your Board of Directors approved the execution and delivery of an agreement to sell the assets of Vocalenvision to Tourizoon, Inc. on April 2, 2008. We understand that upon closing of the asset sale, you will no longer be engaged in any active business. Please tell us why you have not reported discontinued operations in your second quarter Form 10-Q, following the guidance in SFAS 144. Also explain your position with regard to the criteria set forth in paragraph 30 of that guidance as of December 31, 2007 and March 31, 2008.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief